SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Ads In Motion, Inc.
(Name of Issuer)

COMMON STOCK, $0.0001 Par Value Per Share
(Title of Class of Securities)

007373103
 (CUSIP Number)

Ads In Motion, Inc.
159 South Street
Morristown, New Jersey 07960
(973) 984-7998
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

February17, 2011
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Jordan Glatt

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
11,075,325
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
11,075,325
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,075,325

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.47%

(14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 (“Common Stock”), of Ads In Motion, Inc., a Delaware Corporation (the “Company”). The principal executive offices of the Company are located at 159 South Street, Morristown, New Jersey 07960.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Statement is filed by Jordan Glatt (the “Reporting Person”).
(b)	The Reporting Person’s business address is 159 South Street, Morristown, New Jersey 07960.
(c)	The Reporting Person is the Chairman, President and Chief Executive Officer of the Company.
(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 8, 2011, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among (i) the Company, (ii) its former principal stockholders and (iii) Magla Products, LLC (“Magla Products”) pursuant to which Magla Products transferred to the Company all of the membership interests in Magla International, LLC (“Magla”) in exchange for the issuance of 13,455,700 shares of Common Stock to Magla Products (such transaction, the “Share Exchange”).  Immediately following the Share Exchange, Magla Products distributed 11,525,325 of such shares to the Reporting Person, its sole member.

On February 8, 2011, the Reporting Person transferred 450,000 shares of Common Stock to third parties by gift, resulting in a reduction in the number of shares of Common Stock and in the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person to 11,075,325 and 69.47%, respectively.

The foregoing description of the terms of the Exchange Agreement is qualified in its entirety by reference to the provisions of the Exchange Agreement filed as Exhibit 2.1 to this Statement, which is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the Share Exchange was for the Company to obtain 100% ownership of Magla and for the Reporting Person to obtain a controlling interest in the Company.

The Reporting Person intends to review his investments in the Company on a continuing basis and may, at any time, consistent with the obligations of the Reporting Person under the federal securities laws, determine to increase or decrease his respective ownership of shares of Common Stock through transactions in open market ordinary brokerage transactions, in privately negotiated transactions, by gift or other disposition.  The review of his investments in the Company by the Reporting Person will depend on various factors, including the Company’s business prospects, other developments concerning the Company, alternative investment opportunities, general economic conditions, money and stock market conditions, personal circumstances, and any other facts and circumstances which may become known to the Reporting Person regarding his investments in the Company.  At the time of filing this Statement, the Reporting Person has no plans to acquire additional shares of Common Stock of the Company in open market ordinary brokerage transactions or in privately negotiated transactions but may engage in such transactions in the future.

As of the date of this Statement, other than the Reporting Person’s activities as President and Chief Executive officer of the Company and as a member of its Board of Directors and except as described in Item 6 of this Statement, the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or (j) any similar action to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The aggregate number of shares of Common Stock that are beneficially owned by the Reporting Person is 11,075,325, which represents 69.47% of the outstanding shares of Common Stock.
(b)	The Reporting Person has the sole power to control the vote of, and dispose of, all of such beneficially owned shares of Common Stock.
(c)
Other than the acquisition of the shares of Common Stock as reported in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)	Not applicable.
(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On February 8, 2011, the Reporting Person entered into an Unconditional Guaranty pursuant to which he personally guaranteed payment of principal of, and interest on, the Company’s 8% Original Issue Discount Senior Subordinated Secured Convertible Debentures (the “Debentures”) and all other payment obligations of the Company due thereunder (the “Guaranty”).  As security for the Guaranty, the Reporting Person entered into a Securities Escrow Agreement pursuant to which he pledged 11,075,325 of his shares of Common Stock (the “Securities Escrow Agreement”).  In the event of a default under the Securities Escrow Agreement, the holders of the Debentures may instruct the escrow agent to sell or to transfer and register in such holders’ own names such amount of such pledged shares as may be necessary to yield the sums then owed to the holders as a result of such event of default.

On February 8, 2011, the Reporting Person entered into a lock-up agreement pursuant to which the Reporting Person agreed not to transfer any of the Company’s capital stock (or capital stock equivalents) held directly or indirectly by the Reporting Person for an eighteen month period commencing on February 8, 2011 (the “Lock-Up Agreement”).

The foregoing descriptions of the terms of the Guaranty, Securities Escrow Agreement and the Lock-Up Agreement are qualified in their entirety by reference to the provisions of such agreements filed as Exhibits 10.1, 10.2 and 10.3 to this Statement, which are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A
Share Exchange Agreement, dated February 8, 2011, by and among the Company, the Company’s former principal stockholders and Magla Products, Inc. [incorporated by reference to Exhibit 2.1 of  the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2011 (the “February 14 8-K”)]

Exhibit B	Form of Personal Guaranty of Jordan Glatt dated February 8, 2011 [incorporated by reference to Exhibit 10.8 of the February 14 8-K]
Exhibit C	Form of Securities Escrow Agreement dated February 8, 2011 [incorporated by reference to Exhibit 10.9 of the February 14 8-K]
Exhibit D	Form of Lock-Up Agreement dated February 8, 2011 [incorporated by reference to Exhibit 10.10 of the February 14 8-K]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 17, 2011

/s/ Jordan Glatt
Jordan Glatt